Exhibit 99.1

Navios South American Logistics Inc. Announces Cash Tender Offer and Consent Solicitation

MONTEVIDEO, URUGUAY — (Marketwired) — 04/08/14 — Navios South American Logistics Inc. (“Navios Logistics”) announced today that it and Navios Logistics Finance (US) Inc., its wholly-owned finance subsidiary, (“Navios Logistics Finance” and, together with Navios Logistics, the “Co-Issuers”) have commenced a cash tender offer (the “Tender Offer”) for any and all of their outstanding 9 1/4% Senior Notes due 2019 (the “2019 Notes”) and a consent solicitation to eliminate or modify most of the restrictive covenants and certain events of default and make other changes to provisions contained in the indenture governing the 2019 Notes (the “Consent Solicitation” and, together with the Tender Offer, the “Offer”).

The Offer is scheduled to expire at 12:00 midnight, New York City time, on May 5, 2014, unless extended or earlier terminated by the Co-Issuers (the “Expiration Time”). Tendered 2019 Notes may be withdrawn at any time at or prior to 12:00 midnight, New York City time, on April 21, 2014, unless extended or earlier terminated by the Co-Issuers (the “Consent Payment Deadline”). Other than as required by applicable law, tendered 2019 Notes may not be withdrawn after the Consent Payment Deadline. Holders tendering their 2019 Notes at or prior to the Consent Payment Deadline will be required to consent to certain proposed amendments to the indenture governing the 2019 Notes.

Holders who validly tender (and do not validly withdraw) their 2019 Notes at or prior to the Consent Payment Deadline will be eligible to receive total consideration of $1,076.37 per $1,000 principal amount of 2019 Notes, which includes a cash consent payment of $30.00 per $1,000 principal amount of 2019 Notes tendered (the “Consent Payment”). The Offer contemplates an initial payment date, so that holders whose 2019 Notes are validly tendered at or prior to the Consent Payment Deadline and accepted for purchase should expect to receive payment as early as April 22, 2014.

Holders who validly tender their 2019 Notes after the Consent Payment Deadline but at or prior to the Expiration Time will not be eligible to receive the Consent Payment, but will be eligible to receive the tender offer consideration of $1,046.37 per $1,000 principal amount of 2019 Notes tendered.

Holders who validly tender (and do not validly withdraw) their 2019 Notes also will be paid accrued and unpaid interest up to, but not including, the applicable date of payment for the tendered 2019 Notes (if such 2019 Notes are accepted for purchase).

The Co-Issuers’ obligation to accept for purchase, and to pay for, 2019 Notes and consents validly tendered and not validly withdrawn pursuant to the Offer is conditioned upon the satisfaction or waiver of certain conditions, including at least a majority in outstanding principal amount of 2019 Notes having been validly tendered (and not withdrawn) and consents with respect thereto having been validly delivered (and not revoked) pursuant to the Offer. In addition, the Offer is conditioned upon the Co-Issuers having completed a new debt financing transaction on terms acceptable to the Co-Issuers.

The terms of the Offer are described in the Co-Issuers’ Offer to Purchase and Consent Solicitation Statement dated April 8, 2014 (the “Offer to Purchase”).

The Co-Issuers have engaged Morgan Stanley & Co. LLC to act as dealer manager and solicitation agent in connection with the Offer. The Co-Issuers have engaged D. F. King & Co., Inc. to act as information agent and tender agent in connection with the Offer. Questions regarding the Offer may be directed to Morgan Stanley & Co. LLC, at (800) 624-1808 (toll-free) or (212) 761-1057 (collect). Requests for documentation relating to the Offer may be directed to D. F. King & Co., Inc., at (800) 769-4414 (toll-free) or (212) 269-5550 (collect).

None of the Co-Issuers, D. F. King & Co., Inc., the dealer manager or the 2019 Notes trustee is making any recommendation as to whether holders should tender the 2019 Notes in response to the Offer.

This press release is for informational purposes only and is not an offer to purchase, a solicitation of an offer to purchase or a solicitation of consent with respect to any securities. The Offer is being made solely pursuant to the Offer to Purchase and the related Letter of Transmittal and Consent, which sets forth the complete terms of the Offer. The Offer is not being made to holders of 2019 Notes in any jurisdiction in which the making of, or acceptance of, the Offer would not be in compliance with the laws of such jurisdiction.

About Navios South American Logistics Inc.

Navios South American Logistics Inc. is one of the largest logistics companies in the Hidrovia region of South America, focusing on the Hidrovia region river system, the main navigable river system in the region, and on cabotage trades along the eastern coast of South America. Navios Logistics serves the storage and marine transportation needs of its petroleum, agricultural and mining customers through its port terminal, river barge and coastal cabotage operations.

Forward-Looking Statements — Safe Harbor

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and Navios Logistics’ subsidiaries. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Such statements include statements related to the Offer, including the Expiration Time, the Consent Payment Deadline and possible completion of the Offer, as well as comments regarding expected revenues and time charters. Although Navios Logistics believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Navios Logistics, including market conditions. Actual results may differ materially from those expressed or implied by such forward-looking statements. Navios Logistics expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Navios Logistics’ expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Contact Information

Navios South American Logistics Inc.

+1.212.906.8643

investors@navios-logistics.com

Source: Navios South American Logistics